SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento Econômico e Social - BNDES) today issued its Relevant Annoucement No. 21, which includes the modification of the date of the Public Session of the Amazonas  Distribuidora de Energia S/A auction ("Amazonas Energia") from October, 25, 2018 at 3:00 p.m. (Brasília time) to November 27, 2018 at 10:00 a.m. (Brasília time), with the proposal expected to be delivered  on November 21, 2018, from 2:00 p.m. to 5:00 p.m.

We clarify that it was not possible to observe the deadline of 1 (one) hour prior to the opening of the Stock Exchange trading sessions in which Eletrobras has traded securities ("Stock Exchange"), according to guidance from CVM/SEP/02/2018 Official Letter, since BNDES is responsible for this change of schedule, which was only effected after the opening of the Stock Exchanges.

We clarify that the request for postponement was made by Eletrobras on October 22, 2018, to the Ministry of Mines and Energy (Ministério de Minas e Energia), so that Eletrobras and Amazonas Energia can finalize the negotiation of warrants with fuel suppliers. Notwithstanding of such request, the deferral of postponement only occurred after the opening of the Stock Exchanges.

Eletrobras will keep the market informed about the subject matter of this Relevant Fact.

Rio de Janeiro, October 23, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.